Filed by CPI International, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: CPI International, Inc.
Exchange Act File No.: 000-51928
[The following emails were sent to employees of CPI International, Inc. on Monday, May 17, 2010.]
ESPP Email
To: All CPI Employees
Subject: CPI ESPP
Following last Monday’s announcement that CPI has agreed to be acquired by Comtech Telecommunications, I wanted to share with you how the terms of our agreement with Comtech impact the participants in our Employee Stock Purchase Plan (ESPP).
Under the acquisition agreement, we will complete the current ESPP purchase period, which ends on July 2nd, as normal. Following the completion of this purchase period, we will not start any new ESPP purchase periods.
Upon the close of the transaction with Comtech, if you own shares of CPI stock purchased through the ESPP, those shares will be treated like shares purchased in the open market. Under the terms of the acquisition agreement, for each share of CPI stock that you own, you will receive $9.00 in cash, plus a fraction of a share of Comtech common stock. That fraction is equal to $8.10 divided by the average reported closing price of Comtech’s stock over a period of time (specified in the agreement) prior to the close of the transaction. The fraction will not be lower than 0.2132 or higher than 0.2382. If the number of shares of Comtech common stock that you would own as a result of this formula is not a whole number, you will receive the value of any fractional Comtech shares in cash.
The following graph and table are an illustration of how the exchange of CPI common stock for a cash payment and shares of Comtech stock will be calculated. (The actual calculations will be made in accordance with the specific terms of the acquisition agreement.)

Illustrative Average Comtech Stock Price Prior to Closing
Examples of Potential Value Per Share to CPI:

Average Comtech Price	$31.06		$34.00		$36.00		$38.00		$42.00

Stock Exchange Ratio	0.2382	x	0.2382	x	0.2250	x	0.2132	x	0.2132	x
Stock Consideration	$7.40		$8.10		$8.10		$8.10		$8.95
Cash Consideration	9.00		9.00		9.00		9.00		9.00

Total Value Per CPI Share	$16.40		$17.10		$17.10		$17.10		$17.95

If you have any questions, please contact Veronica Tsui, Amanda Mogin or Joel Littman.
Sincerely,
Amanda Mogin
Cautionary Statement Regarding Forward-Looking Statements
Certain information in this document contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.’s (“Comtech” or the “Company”) future performance and financial condition, plans and objectives of the Company’s management and the Company’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company’s and CPI’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company’s compliance with export regulations; risks associated with the Company’s legal proceedings and other matters; risks associated with the Company’s MTS and BFT contracts; risks associated with the Company’s obligations under its revolving credit facility; and other factors described in the Company’s and CPI’s filings with the Securities and Exchange Commission.
Participants in Solicitations
Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
Additional Information about the Transaction and Where to Find It
This document shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.
Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Comtech on May 11, 2010 in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed by Comtech or CPI with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor

Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Options, RSAs and RSUs Email
To: CPI Option Holders, Restricted Stock Holders and Restricted Stock Unit Holders
Subject: CPI Options, Restricted Stock and Restricted Stock Units
You are receiving this email because you hold CPI stock options, shares of restricted stock and/or restricted stock units. Following last Monday’s announcement that CPI has agreed to be acquired by Comtech Telecommunications, I wanted to share with you how the terms of the acquisition agreement will impact your options, restricted stock and restricted stock units.
Under the terms of the agreement, upon the close of the transaction, you will receive a cash payment for each unexercised option you hold at that time, whether or not it is vested. Generally, that payment will be equal to $9.00 per option, plus a cash amount per option that is based on a fraction of an average value of a share of Comtech common stock, less the per option exercise price. The fraction utilized for this calculation will not be lower than 0.2132 or higher than 0.2382. Both the exercise price associated with each stock option and the required tax withholding will be deducted from the payment to you. You will not receive any shares of Comtech common stock in exchange for your unexercised CPI stock options; your entire payment will be in cash.
Under the terms of the agreement, upon the close of the transaction, you will receive a cash payment for each unvested restricted stock share or restricted stock unit you hold. Generally, that payment will be equal to $9.00 per restricted stock share or restricted stock unit, plus a cash amount that is based on a fraction of an average value of a share of Comtech common stock. The fraction utilized for this purpose will not be lower than 0.2132 or higher than 0.2382. The required tax withholding will be deducted from the payment to you. You will not receive any shares of common stock in exchange for your CPI restricted stock or restricted stock units; your entire payment will be in cash.
If you have previously exercised CPI stock options, those options were terminated in exchange for shares of CPI common stock at the time of exercise. If you held restricted stock shares or restricted stock units that have vested, those shares or units became shares of CPI common stock when they vested. Under the terms of the agreement, the shares received in connection with the exercised stock options, restricted stock and restricted stock unit awards will be treated like shares of CPI common stock purchased in the open market, and will be exchanged for a cash amount and shares of Comtech stock when the transaction closes. Please see the previously sent “CPI ESPP” email for more information about how those shares will be treated upon the close of the transaction with Comtech.
If you have any questions, please contact Veronica Tsui, Amanda Mogin or Joel Littman.
Sincerely,
Amanda Mogin
Cautionary Statement Regarding Forward-Looking Statements
Certain information in this document contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.’s (“Comtech” or the “Company”) future performance and financial condition, plans and objectives of the Company’s management and the Company’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company’s and CPI’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company’s compliance with export regulations; risks associated with the Company’s legal proceedings and other matters; risks associated with the Company’s MTS and BFT contracts; risks associated with the Company’s obligations under its revolving credit facility; and other factors described in the Company’s and CPI’s filings with the Securities and Exchange Commission.
Participants in Solicitations
Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
Additional Information about the Transaction and Where to Find It
This document shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.
Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Comtech on May 11, 2010 in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed by Comtech or CPI with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.